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               [Letterhead of Philadelphia Suburban Corporation]


                                                                       EXHIBIT 3

                  PHILADELPHIA SUBURBAN CORPORATION TO MERGE

                         WITH CONSUMERS WATER COMPANY

     Merger to Create Nation's Second Largest Investor-Owned Water Utility

                           in Consolidating Industry

        Bryn Mawr, PA and Portland, ME, June 29, 1998-PSC (NYSE! PSC), the nation's third largest investor-owned water utility holding company, and Consumers Water Company (NASDAQ: CONW) today announced that their respective boards of directors have approved a definitive agreement for approximately $270 million in a stock merger agreement, creating the second largest investor-owned water utility in the U.S., serving over 1.6 million residents in Pennsylvania, Ohio, Illinois, New Jersey and Maine.
        Under the terms of the agreement, which includes a collar, Consumers' shareholders will receive 1.459 share of PSC common stock for each Consumers' share. The merger will be tax-free to shareholders of both companies and will be accounted for as a pooling of interests. The merger, which is subject to Hart-Scott-Rodino clearance, shareholder approvals, state regulatory approvals and other customary conditions, is expected to close before the end of the year.
        This transaction represents a premium for Consumers' shareholders of approximately 26 percent based on the closing prices of Consumers and PSC on Friday, June 26. The transaction is expected to be accretive to PSC earnings on an ongoing basis exclusive of one-time transaction costs. As a result of the transaction PSC will assume debt of approximately $190 million.
        Vivendi, a $33 billion French company and largest water company in the world which owns 13 percent of PSC and 23 percent of Consumers, has stated its intent to support the combination.
        Noting that the U.S. water utility industry is in the very early stages of consolidation with more than 50,000 separate water utility systems nationally, PSC Chairman Nicholas DeBenedictis said. "This is a compelling transaction for the shareholders of both companies as we will have a strong balance sheet and a dynamic new platform for growth through acquisitions. We also expect to achieve meaningful synergies, mainly through increased purchasing leverage in such areas as electricity, chemicals and equipment."
        Consumers Water President Peter L. Haynes said, "This transaction makes eminent sense for our shareholders, giving them an immediate premium for their shares plus the upside of participating in an early-stage consolidation story. PSC has a strong management team and, especially with its close relationship with Vivendi, will be in an excellent position to accelerate growth and earnings."
        Said Daniel Caille, Chairman of General des Eaux, the water division of Vivendi (formerly Compagnie Generale des Eaux) "We are excited by the combination of PSC and Consumers and believe this new enlarged entity will be a meaningful participant in the consolidating U.S. water industry in which we have been participating through PSC for the last 20 years."
        DeBenedictis continued: "Over the next several years, we expect a wave of consolidation in the water industry as the costs of meeting increasingly stringent water standards rise. Small private or investor-owned water systems-- as well as many thousands of municipal systems facing budgetary constraints and considering privatization--are increasingly turning to professional operators such as

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ourselves. We expect the combined company to be an aggressive acquirer of attractive assets. And, through our relationship with Vivendi, the largest water company in the world, we will also be well positioned to support Vivendi on privatized services and management contracts." He added that, eventually, the Company's increased size could also give it the mass needed to market other utility services in conjunction with gas and electric companies.
        "Consumers Water has a 70 year tradition of quality service in the industry and has recently focused their strategy on growth in the water utility industry. We are looking forward to joining with the professionals at Consumers to make this merger a win-win," said DeBenedictis.
        Since 1992, PSC has pursued a growth-through-acquisition strategy that has resulted in more than 25 water company acquisitions and two wastewater system acquisitions. "With our corporate strategy focused on growth and today's announcement, we have stepped up the pace dramatically," said DeBenedictis who will continue as PSC chairman and CEO.
        Under the agreement, Consumers will become a wholly owned subsidiary of PSC, the parent company of Philadelphia Suburban Water Company (PSW). Current PSC management will continue to manage their existing operation and overall corporate activities while the Consumers' state subsidiaries will continue to be managed by the current subsidiary presidents.
        Caille added that Vivendi, through its U.S. subsidiary Air & Water Technology--the country's largest contractor for the privatization of water and wastewater services--"is interested in the development of a close relationship between PSC and Air & Water Technology and plans to work with PSC on privatization projects in the five states in which we will operate after the merger closes." Vivendi also sees the benefit of using PSC's cost-effective services such as laboratory, customer service and billing activities and joint purchasing opportunities as supportive of our expanding U.S. privatization and operations and management contracts.
        Salomon Smith Barney served as financial advisor to PSC, and SG Barr Devlin served as financial advisor to Consumers Water.
        Consumers Water owns seven water utilities with operating subsidiaries located in Ohio, Illinois, Pennsylvania, New Jersey, and Maine. The company serves approximately 670,000 residents in a five-state area.
        PSC is currently the third-largest, investor-owned water utility in the country, serving approximately one million residents in 97 municipalities in Delaware, Montgomery, Chester, Bucks and Berks Counties in Pennsylvania.